Exhibit 99.1
Logistic Properties of the Americas Announces Third Quarter 2025 Earnings Results
Revenue Increases 14.3% in 3Q25 and 11.2% YTD

SAN JOSÉ, Costa Rica, November 12, 2025 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, “LPA” or the “Company”), announced today its unaudited consolidated financial results for the third quarter ended September 30, 2025 (“third quarter 2025” or “3Q25”). The financial results are expressed in U.S. dollars and are presented in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), which differs in certain significant respects from the U.S. Generally Accepted Accounting Principles (“GAAP”). This information should be read in conjunction with, and is qualified in its entirety by reference to, the Company’s condensed consolidated interim financial statements, including the notes thereto. All comparisons within this announcement are year-over-year (“YoY”), unless otherwise noted. LPA’s financial results are stated in U.S. dollars unless otherwise noted. LPA is a leading developer, owner, acquirer and manager of logistics and industrial real estate of institutional quality in the Americas, and one of the few internally managed, vertically integrated, and institutional platforms operating across the region.
3Q25 Financial and Operating Highlights

•Total revenue increased 14.3% to $12.9 million in the third quarter, primarily due to $0.7 million of incremental revenue from the early conclusion of a property development contract. Also contributing to the increase in total revenue was $0.6 million in additional rental revenue resulting from the higher occupancy rates in Colombia and Peru, and $0.2 million of rental revenue from two investment properties acquired in Puebla, Mexico in August 2025.

•Net Operating Income (“NOI”) increased 8.7% to $10.4 million, primarily due to an 8.9% increase in rental revenue, which was partially offset by a 10.5% increase in operating expenses during 3Q25. On a nine-month basis, NOI increased 6.2%, while Cash NOI increased 9.0% to $29.3 million.

•Stabilized occupancy was 97.9% at the end of the third quarter, 40 basis points below year-end 2024 and 340 basis points higher than the end of third quarter 2024. The year-over-year increase was primarily due to the leasing of facilities at the Coyol 4 Logistic Park in San Jose, Costa Rica and at Parque Logistico Lima Sur and Parque Logistico Callao in Lima, Peru. As of September 30, 2025, 98.2% of LPA’s operating Gross Leasable Area was leased, compared to 98.6% at year-end 2024.

•General and Administrative expenses decreased 5.3% to $4.5 million in the third quarter, primarily due to a reduction in accounting and auditing fees. Year-to-date, these expenses increased 15.2% to $12.7 million, primarily due to a $1.4 million increase in professional services related to LPA operating as a public company, and a $0.3 million amortization expense related to Director & Officer insurance.

•The 3Q25 gain on LPA’s investment property valuation reached $7.1 million, 12.5% less than the gain in the same quarter last year, primarily due a valuation gain in Colombia that was $5.6 million higher in 3Q24. This YoY reduction primarily reflects a stronger level of rent-driven fair value appreciation recorded in the three months ended September 30, 2024, and was partially offset by a $2.9 million increase in valuation gain in Costa Rica, and a $1.5 million reduction in valuation loss in Peru. For the nine months ended September 30, 2025, the valuation gain decreased 50.9% to $8.8 million, primarily due to a valuation gain that was $11.7 million lower in Colombia, a $1.9 million lower gain in Peru, and partially offset by a $4.4 million decrease in valuation loss in Costa Rica compared to the prior nine-month period.
CEO Commentary

The performance of our regional logistics platform accelerated in the third quarter, delivering higher revenue and NOI growth and reflecting the benefit of strong domestic consumption trends and sustained demand for premium, strategically located logistics facilities across our markets. These highly favorable dynamics supported the continued stabilization of LPA’s expanding operating portfolio, which closed the quarter with a 98% occupancy rate, alongside significant increases in rental rates and the completion of lease renewals. We expect to continue achieving similar, if not higher, organic growth rates in 2026.

Delivering on our strategic objectives, we have expanded our property portfolio into Mexico through the acquisition of two mission-critical logistics assets in Puebla, establishing a solid foundation for growth in this key market. Consistent with our long-term strategy, this positions LPA to capture growth opportunities in Mexico’s far larger economy and also enable seamless cross-border logistics solutions for regional and global clients. A recent example of this unique offering is the leasing of one of LPA’s Colombian facilities by a major US-based membership club warehouse operator that also occupies one of our buildings in Costa Rica.

Whether investing in Mexico or our foundational markets, where favorable demographics and e-commerce penetration continue driving consumer spending, we maintain relentless focus on serving our customers, maximizing capital efficiency and proactively managing risk to create value for the long term. In line with this approach, we seek institutional partners that, in addition to their investment capital, bring local market expertise, strategic land positions, and high-quality logistics assets that complement LPA’s proven operational and development capabilities.

We look forward to a strong finish to the year and remain excited about scaling our cross-border logistics platform in the years ahead.

Esteban Saldarriaga
Chief Executive Officer

Real Estate Portfolio

	As of September 30, 2025	As of December 31, 2024	As of September 30, 2024
Number of operating real estate properties	33	30	30
Operating GLA (sq. ft)	5,550,277	5,121,625	5,121,625
Leased GLA (sq. ft)	5,863,430	5,637,044	5,629,154
Number of tenants	57	57	51
Average rent per square foot	$8.14	$7.79	$7.92
Weighted average remaining lease term	4.7 years	5.1 years	5.0 years
Stabilized occupancy rate (% of GLA)	97.9%	98.3%	94.5%

Financial Performance
Revenues

	For the nine months ended September 30,
	2025	2024	% Change
Costa Rica	$17,969,590	$17,771,033	1.1%
Colombia	7,235,530	6,426,573	12.6%
Peru	10,099,002	8,349,511	21.0%
Mexico	221,586	—	100.0%
Unallocated revenue	891,291	195,911	354.9%
Total revenues	36,416,999	32,743,028	11.2%
Investment Property Operating Expenses

	For the nine months ended September 30,
	2025	2024	% Change
Costa Rica	$2,637,748	$2,449,445	7.7%
Colombia	1,156,936	843,373	37.2%
Peru	2,327,179	1,563,991	48.8%
Mexico	10,383	—	100.0%
Total investment property operating expense	6,132,246	4,856,809	26.3%
Supplemental Information
Please refer to LPA’s quarterly Supplemental Information and Management Discussion and Analysis, both of which are available on the Company’s Investor Relations website at https://ir.lpamericas.com

3Q25 Earnings Conference Call

When: November 13, 2025, 9:00 a.m. Eastern Time / 8:00 a.m. Central Time
Who: Mr. Esteban Saldarriaga, Chief Executive Officer, Mr. Paul Smith, Chief Financial Officer, and Mr. Camilo Ulloa, Investor Relations

Dial-in: (800) 715-9871 (USA Toll-free), +1 (646) 307-1963 (USA/International)

Passcode: 8556655

Pre-Register: You may pre-register at any time at: https://events.q4inc.com/attendee/686649020. Callers will need to press # to be connected to an operator to access LPA’s financial results conference call via telephone.

Webcast: https://events.q4inc.com/attendee/686649020
A call recording will also be available for replay on LPA’s website for a limited time.

About Logistic Properties of the Americas
Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of September 30, 2025, LPA’s operating and development portfolio was comprised of 35 logistics facilities in Costa Rica, Colombia and Peru totaling approximately 536,000 square meters (or approximately 6.0 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com

Forward-Looking Statements
This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.
These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.
Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contacts
Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com
Barbara Cano/Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com